Exhibit 16

Securities and Exchange Commission
Washington, D.C.  20549

Subject:    Pacific Financial Corporation
            File No. 000-29829

Ladies and Gentlemen:

We were previously the independent accountants for Pacific Financial Corporation and on January 26, 2001, we reported on the consolidated financial statements of Pacific Financial Corporation and subsidiaries as of December 31, 2000, and 1999, and for each of the three years in the period ended December 31, 2000. On September 4, 2001, we informed Pacific Financial Corporation that McGladrey & Pullen, LLP, had acquired our attest assets and we would no longer be the independent accountants of Pacific Financial Corporation. We have read Pacific Financial Corporation's statements included under Item 4 of its Form 8-K dated September 5, 2001, and we agree with such statements.


Knight Vale & Gregory PLLC

September 5, 2001
Tacoma, Washington